DynaResource, Inc.

222 W. Las Colinas Blvd.

Suite 744 East Tower

Irving, Texas 75039

(972) 868-9066

January 8, 2016

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Mail Stop 3561

RE:	DynaResource Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed May 6, 2015
File No. 000-30371

Dear Ms. Jenkins:

We received your letter dated December 15, 2015 with comments to the referenced Annual Report on Form 10-K for DynaResource, Inc. (the “Company”), File No. 000-30371.

Please note that it is the Company’s intention to submit a letter in response not later than January 27, 2016.

Thank you for your consideration on timing.

Respectfully,

/s/ K.W. (“K.D.”) Diepholz

Chairman / CEO